Filed by Marvell Technology Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following is a transcript of an interview by Jim Cramer with Matt Murphy, President and CEO of Marvell Technology Group Ltd., that aired on the “Mad Money” television program on CNBC on November 21, 2017.

JIM CRAMER: Just because the government is trying to block the AT&T/Time Warner deal that doesn’t mean you should give up on all mergers. In reality, this is an amazing time for takeovers. Witness what happened yesterday and again today when Marvell Technology the semiconductor company with a lot of networking communications and store disclosure announced its plans to acquire Cavium for about $6 billion in cash and stock and the thing was off to the races. This was a widely anticipated deal. Yet both stocks surged on the news. Cavium up nearly 11 percent, Marvell up more than 6% and that’s the acquirer; in fact Marvell’s already up another 7.8% today on top of that. Whenever the acquirer stock goes up on a takeover you know they’re doing something right. This is only the latest version of semiconductor consolidation. But I think Marvell and Cavium complement each other perfectly. This could be a phenomenal connectivity play. Don’t take it from me, let’s dig deeper with Matt Murphy the President and CEO of Marvell Technology to hear more about this Cavium deal and what it means. Mr. Murphy welcome to Mad Money. Have a seat, Matt.

MATT MURPHY: Thank you.

JIM CRAMER: OK so first of all I can’t call it anything else, a star is born. It’s almost as if this is the true 2 plus 2 equals 5. Walk us through why an acquirer stock is going higher.

MATT MURPHY: Yeah I know, I think you’re right. And we think that this combination is fantastic on a number of levels and we are actually pleasantly surprised at the reaction. I think investors have really embraced this because when you put these two companies together, you’ve got the best of breed to provide the leading company to do silicon software and solutions from the cloud to the edge and everything in between.

JIM CRAMER: Mmm. Hmm and you’ll always talk about automotive. Jeez you guys really were the inventor of the Wi-Fi car.

MATT MURPHY: That’s right, actually in automotive and by the way if you talk about edge computing, it’s the ultimate edge computing application.

JIM CRAMER: Right.

MATT MURPHY: You know Marvell in 2011 was the first company to enable a Wi-Fi connected car which is the Audi R8 at that time.

JIM CRAMER: Right.

MATT MURPHY: And we subsequently improved in that area as well as now we’ve got a whole new product line in Ethernet in the car, which basically connects all of the different ECUs in the vehicle together and it’s an enabler of an autonomous vehicle.

JIM CRAMER: Well can’t that be the standard for when as we go towards autonomous vehicles?

MATT MURPHY: We think it has to be the standard.

JIM CRAMER: Has to be the standard.

MATT MURPHY: You can’t sort of live with the current architecture where you have all these legacy interfaces

JIM CRAMER: Right.

MATT MURPHY: all these legacy connections, think of it as dial-up modem capability today going to T1 inside the car.

JIM CRAMER: OK.

MATT MURPHY: That would be the entire network of the car just like the processors you hear about Invidia and Intel and others, you need a network. High speed network on Ethernet to support the connectivity inside the vehicle.

JIM CRAMER: Right.

MATT MURPHY: To do autonomous.

JIM CRAMER: Now I should be, I’d be remiss if I didn’t say that you came in as part of a team put on by a very smart group of people, Starboard, including

MATT MURPHY: Right.

JIM CRAMER: including, they took in Rick Hill too.

MATT MURPHY: Yep.

JIM CRAMER: And you remade the company. I mean this is a $10 stock that everyone thought was, had major issues. Just talk about the arc of turning it around before you can get to this point.

MATT MURPHY: Sure, so it was very much a challenging environment

JIM CRAMER: Right.

MATT MURPHY: when I came in, which was July of 2016. You know the thing about Marvell is it’s an iconic company. It’s got great technology, great bones and great engineering and products and I knew that from, from dealing with the company.

JIM CRAMER: Right.

MATT MURPHY: And knowing it for some time, so coming in terms of the arc of the company, you know the first thing was to get the financials healthy,

JIM CRAMER: Right

MATT MURPHY: Get a management team built which we did and get the company refocused and I think that’s really led us to where we are today. We refocused fundamentally on storage, networking, cloud and infrastructure as the key drivers for our company’s future and that’s now set us up over the last year to grow our top line, make a ton of progress with customers, and enable us with the balance sheet we’ve got to actually go off and combine with Cavium.

JIM CRAMER: Now what’s also interesting is that a lot of people had pigeonholed Marvell as like if it were just Seagate.

MATT MURPHY: Right.

JIM CRAMER: Because it did disc drives. This lowers the amount of disc drives so therefore raises the [inaudible]. It worked.

MATT MURPHY: That’s right. Yeah there was concern when I got in, rightly so on the concentration of the hard drive business.

JIM CRAMER: Right.

MATT MURPHY: The business itself.

JIM CRAMER: Even though it’s the best.

MATT MURPHY: It’s a great business right, got great customers, great technology, great team but it was a large business. You know, close to 40% of sales when I got there when you combine with Cavium and you factor in the growth that we’re seeing it goes down to more like 25% of the company and of that 25% actually a good portion of that is actually growing within hard drives.

JIM CRAMER: OK.

MATT MURPHY: All the drives that go into the data center or enterprise, the big capacity drives, the near line drives, that’s a growing segment of the hard drive market.

JIM CRAMER: Now explain to me the relationship with ARM Holdings because when we think of ARM or thought of ARM, it was the competitor to Intel.

MATT MURPHY: Umm hmm.

JIM CRAMER: And ARM has really fabulous technology. And why, it looks like you partner with them on a lot of things.

MATT MURPHY: That’s right, yeah as Marvell we were an early ARM partner. Their technology is embedded in almost every product we do. We sell standalone ARM processors but we also use their CPU cores in almost all of our system on chip products, so long term partnership with ARM. When you move to Cavium, another long term partner of ARM, and they’ve actually pushed the ARM technology to the leading edge, which is server class CPUs for data centers.

JIM CRAMER: So I mean this is kind of a remarkable, I mean again I wanted to just – cloud data center, enterprise service provider, small-medium size? That’s a new way, uh, industrial.

MATT MURPHY: Yep.

JIM CRAMER: I mean it’s all the things that are the Internet of Things.

MATT MURPHY: That’s right.

JIM CRAMER: And that’s what you guys are now.

MATT MURPHY: That’s right. We really think of it especially as the industrial Internet of Things.

JIM CRAMER: Well – it’s – you’re pure playing this. I mean I got a lot of companies that dabble. I’ve got a lot of companies that have 20% and they want to be the Internet of Things.

MATT MURPHY: Right.

JIM CRAMER: You have given Wall Street the stock that they want.

MATT MURPHY: I think so. I mean, well, the reaction we’ve gotten over the last few days as I met with investors is they love the fact you’re getting a pure play infrastructure cloud levered IoT-levered company that really takes care of all of the interconnections within the cloud and to the edge. At the device level we have some solutions for that too, but primarily once the data gets onto the internet,

JIM CRAMER: Right

MATT MURPHY: that goes all through Marvell and Cavium technology.

JIM CRAMER: Well congratulations with everything you’ve done. A lot of people gave up on the stocks and a lot people that sells on it the whole time you were fixing it.

MATT MURPHY: Yeah, it was a little rough, yeah.

JIM CRAMER: And just now some of them are say wait a second maybe my $10 price target no longer good. Now you’re in the mid-20s.

MATT MURPHY: That’s right.

JIM CRAMER: Anyway that’s Matt Murphy, the President and CEO of Marvell Technology Group. A star is born and that’s how it can go higher. Mad Money’s back after the break.

Additional Information and Where to Find It

This document relates to a proposed transaction between Marvell and Cavium. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Marvell and a joint proxy statement of Cavium and Marvell referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://mercurykauai.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in Cavium’s proxy statement for its 2017 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 27, 2017. To the extent that holdings of Cavium’s securities have changed since the amounts printed in Cavium’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual General Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Cavium, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Cavium’s business and the price of its common stock and/or Marvell’s business and the price of its common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Cavium, the approval of the issuance of Marvell shares in the transaction by the shareholders of Marvell, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Marvell to obtain the necessary financing, pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from Cavium’s ongoing business operations, (viii) the outcome of any legal proceedings that may be instituted against Marvell or against Cavium related to the merger agreement or the transaction, (ix) the ability of Marvell to successfully integrate Cavium’s operations and product lines, (x) the ability of Marvell to implement its plans, forecasts, and other expectations with respect to Cavium’s business after the completion of the proposed merger and realize the anticipated synergies and cost savings in the time frame anticipated or at all, and identify and realize additional opportunities, and (xi) the risk of downturns in the highly cyclical semiconductor industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.